Exhibit 8.1

Company Name	State of Incorporation

M.S.I Multiconn Solutions international (1995) Ltd.	Israel
Multiconn Technologies Ltd.	Israel
Liraz Systems Ltd.	Israel
Liraz Systems Export (1990) Ltd.	Israel
Liacom Systems Ltd.	Israel
BluePhoenix Knowledge Management Systems Ltd.	Israel
Ce-Post Ltd.	Israel
Outlook&BluePhoenix Ltd.	Israel
BluePhoenix Solutions B.V	The Netherlands
BluePhoenix Solutions GmbH	Germany
ASE Advanced Systems Europe B.V.	The Netherlands
BluePhoenix Solutions Pty Ltd.	Australia
BluePhoenix Solutions Nordic, AS	Denmark
BluePhoenix Solutions U.K Limited	United Kingdom
BluePhoenix Solutions U.S.A	USA
BluePhoenix Solutions S.R.L.	Romania
Crystal Sapphire Ltd.	Israel
Blue Phoenix I-ter S.R.L.	Italy
Bluephoenix Legacy Modernization s.r.l.	Italy
BridgeQuest Solutions, Inc.	USA
BridgeQuest, Inc.
BridgeQuest Labs, Inc.	USA
BluePhoenix Solutions Co., Ltd	Korea
IntraComp Group, Inc.	USA
Zulu Software, Inc.	USA
SCH Software Conversion House Ltd.	Israel